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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on July 31, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HUNTSMAN CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	42-1648585
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

500 Huntsman Way
Salt Lake City, Utah 84108
(801) 584-5700
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Samuel D. Scruggs
Executive Vice President, General Counsel and Secretary
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108
(801) 584-5700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Nathan W. Jones Stoel Rives LLP 201 South Main Street, Suite 1100 Salt Lake City, Utah 84111 (801) 328-3131	Jeffery B. Floyd Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Michael P. Whalen Whalen LLP 600 Anton Blvd., Suite 1740 Costa Mesa, California 92626 (714) 384-4344

        Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☒

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.01 par value	(1)	(1)	(1)	(1)

(1)
An indeterminate amount of securities to be offered at indeterminate prices is being registered pursuant to this registration statement. The registrant is deferring payment of the registration fee pursuant to Rule 456(b) and is omitting this information in reliance on Rule 456(b) and Rule 457(r).

P R O S P E C T U S

HUNTSMAN CORPORATION

Common Stock

        Certain selling stockholders may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Each time any common stock is offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the name of each selling stockholder and the number of shares of our common stock to be sold by such selling stockholder. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering. Any such offer or sale may be at fixed prices, at prevailing market prices or at negotiated prices, and the selling stockholders may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of offering that may be used by the selling stockholders, you should refer to the section entitled "Plan of Distribution" on page 36 of this prospectus.

        We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" on page 17 for a discussion of certain matters that you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 31, 2007

        You should rely only on the information contained in this prospectus and the accompanying prospectus supplement, including the information incorporated by reference herein as described under "Incorporation of Certain Information by Reference," or any free writing prospectus that we prepare and distribute. Neither we nor any selling stockholder have authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus and the accompanying prospectus supplement or any such free writing prospectus. This prospectus, the accompanying prospectus supplement and any such free writing prospectus may be used only for the purposes for which they have been published, and no person has been authorized to give any information not contained in or incorporated by reference into this prospectus and the accompanying prospectus supplement or any such free writing prospectus. If you receive any other information, you should not rely on it. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, the information incorporated by reference into this prospectus is accurate only as of the date of the document incorporated by reference and the information contained in the accompanying prospectus supplement is accurate only as of the date on the front cover of the prospectus supplement. Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will be deemed to constitute a part of this prospectus only to the extent so modified or superseded. See "Incorporation of Certain Information By Reference." Neither we nor any selling stockholder are making an offer of these securities in any jurisdiction where the offer is not permitted.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Pursuant to this shelf process, one or more of the selling stockholders named under the heading "Selling Stockholders" may sell the securities described in this prospectus from time to time in one or more offerings. Each time the selling stockholders sell securities, we will provide a prospectus supplement along with this prospectus that will contain specific information about the terms of the offering. The accompanying prospectus supplement may also add, update or change information contained in this prospectus. If information varies between this prospectus and the accompanying prospectus supplement, you should rely on the information in the accompanying prospectus supplement. This prospectus, the accompanying prospectus supplement and the documents incorporated by reference herein include important information about us, the common stock being offered and other information you should know before investing. You should read both this prospectus and the accompanying prospectus supplement together with the additional information about us described in the sections below entitled "Available Information" and "Incorporation of Certain Information by Reference."

AVAILABLE INFORMATION

        We are a public company and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public on the SEC's website at "http://www.sec.gov." In addition, because our stock is listed for trading on the New York Stock Exchange, you can read and copy reports and other information concerning us at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

        We filed a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus is only part of the registration statement and omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. You may:

  •
  inspect a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room;

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  obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or

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  obtain a copy from the SEC website.

        Our Internet address is www.huntsman.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are also available to you free of charge through the "Investor Relations" section of our website as soon as reasonably practicable after those materials have been electronically filed with, or furnished to, the SEC. Other than the documents filed with the SEC and incorporated by reference into this prospectus, the information contained on our website does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" information that we file with it. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and any information incorporated by reference is considered part of this prospectus. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of common stock by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information therein deemed to have been furnished and not filed in accordance with SEC rules):

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  Our Annual Report on Form 10-K for the year ended December 31, 2006 (filing date March 1, 2007: File No. 001-32427);

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  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (filing date May 7, 2007: File No. 001-32427);

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  The portions of our definitive proxy statement on Schedule 14A that are deemed "filed" with the SEC under the Exchange Act (filing date March 30, 2007: File No. 001-32427);

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  Our Current Reports on Form 8-K filed on July 7, 2006 (as amended on Form 8-K/A filed on September 15, 2006 and as updated by the combined financial statements of the Textile Effects Business of Ciba Specialty Chemicals Holding Inc. attached as Exhibit 99.1 to our Form S-3 Registration Statement filed with the SEC on June 26, 2007 (File No. 333-144043)), January 5, 2007, February 15, 2007 (except Item 2.02 and any other portions thereof that are not deemed "filed" with the SEC under the Exchange Act), February 20, 2007, February 21, 2007, February 28, 2007, April 24, 2007, June 25, 2007, June 26, 2007, June 27, 2007, July 5, 2007, July 12, 2007 and July 13, 2007; and

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  The description of our common stock and our mandatory convertible preferred stock contained in our registration statement on Form 8-A, including any amendment or report filed for the purpose of updating such description (filing date February 9, 2005: File No. 001-32427).

        In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of offerings under this prospectus are deemed to be incorporated by reference into, and to be a part of, this prospectus (other than, in each case, documents or information therein deemed to have been furnished and not filed in accordance with SEC rules).

        You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting us at:

Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108
Attn: Investor Relations
(801) 584-5860

SUMMARY

        This summary highlights only some of the information included or incorporated by reference in this prospectus. You should carefully read this entire prospectus and the accompanying prospectus supplement together with the additional information about us described in the sections entitled "Available Information" and "Incorporation of Certain Information by Reference" before purchasing our common stock.

        Unless the context otherwise requires, references in this prospectus to our "Company," "we," "us" or "our" refer to Huntsman Corporation, together with its subsidiaries.

Our Company

        We are among the world's largest global manufacturers of differentiated chemical products; we also manufacture inorganic and commodity chemical products. Our products comprise a broad range of chemicals and formulations, which we market in more than 100 countries to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining, synthetic fiber, textile chemicals and dye industries. We are a leading global producer in many of our key product lines, including MDI, amines, surfactants, epoxy-based polymer formulations, textile chemicals, dyes, maleic anhydride and titanium dioxide. Our administrative, research and development and manufacturing operations are primarily conducted at the 75 facilities that we own or lease. Our facilities are located in 24 countries and we employ approximately 15,000 associates worldwide. Our businesses benefit from large production scale in certain products and proprietary manufacturing technologies, which allow us to maintain a low-cost position.

        Our business is organized around our six segments: Polyurethanes, Materials and Effects, Performance Products, Pigments, Polymers and Base Chemicals. Upon the closing of the pending disposition of our U.S. base chemicals and polymers business, we expect to operate our business in four segments: Polyurethanes, Materials and Effects, Performance Products and Pigments.

        Our principal executive offices are located at 500 Huntsman Way, Salt Lake City, Utah 84108, and our telephone number at that location is (801) 584-5700. Our common stock is listed on the New York Stock Exchange under the symbol "HUN."

Recent Developments

  Pending Sale of Our Company

        On July 12, 2007, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Hexion Specialty Chemicals, Inc., an entity owned by an affiliate of Apollo Management L.P. ("Hexion"), and Nimbus Merger Sub Inc., a wholly-owned subsidiary of Hexion ("Merger Sub"), under which Hexion has agreed to acquire all of the issued and outstanding shares of our common stock pursuant to a merger under Delaware law. Under the terms of the Merger Agreement, Merger Sub will be merged with and into our company, with our company continuing as the surviving corporation and as a wholly-owned subsidiary of Hexion (the "Merger").

        If the Merger is completed, each share of our common stock that our stockholders own at the effective time of the Merger (unless the stockholder properly exercises appraisal rights under Delaware law) will be cancelled and converted into the right to receive, without interest, $28.00 in cash, plus, if the Merger is not consummated by April 5, 2008 (the "Adjustment Date"), an amount in cash equal to the excess, if any, of $0.006137 per day for each day after the Adjustment Date through and including the date on which the Merger is effected over any cash dividends or distributions declared, made or paid from and after the Adjustment Date through and including the date on which the Merger is effected (the "Merger Consideration"), less any applicable withholding taxes. After the Merger is completed, any shares of our common stock owned by our stockholders immediately prior to the effective time of the Merger and converted in the Merger will thereafter represent only the right to receive the Merger Consideration (or the right to the fair value of such shares if appraisal is properly demanded and perfected) and they will no longer have any rights as a stockholder.

        Prior to entering into the Merger Agreement, we terminated an Agreement and Plan of Merger (the "Basell Agreement") dated as of June 26, 2007 with Basell AF ("Basell") and paid Basell the $200 million termination fee required under the terms of the Basell Agreement. One-half of the termination fee was funded by Hexion and we could be required to pay Hexion such amount under certain circumstances in connection with a termination of the Merger Agreement. The closing price of our common stock on June 25, 2007, the last trading day prior to announcement of the execution of the Basell Agreement on June 26, 2007, was $18.90 per share.

        After receiving a buyout offer from a prominent private equity fund on May 15, 2007, our board of directors formed a transaction committee comprised solely of independent directors and authorized management to engage a financial advisor to assist in conducting an appropriate process for the board of directors to evaluate and respond to the buyout offer. We engaged Merrill, Lynch & Co. ("Merrill Lynch") and invited them to contact a select list of parties that were likely to have an interest in an acquisition of our company. During the following two weeks, Merrill Lynch contacted numerous parties regarding a potential sale of our Company. Ultimately we received three written proposals, including from Apollo Management L.P., on behalf of Hexion, and from Basell. On June 25, 2007, after significant negotiations with Apollo and Basell, we entered into the Basell Agreement providing for the acquisition of all outstanding shares of our common stock at a price of $25.25 per share and made a public announcement setting forth the principal terms of the Basell Agreement. On June 29, 2007, Apollo delivered a letter to our board of directors offering to enter into a merger agreement providing for the acquisition of all outstanding shares of our common stock at a price of $27.25 per share. On July 12, 2007, more than a week after public announcement of the new offer by Apollo, we terminated the Basell Agreement, entered into the Merger Agreement with Hexion and publicly announced the principal terms of the Merger Agreement, including the acquisition price of $28.00 per share of our common stock. Since our announcement of the proposed sale of the Company to Basell more than a month ago, we have not received any competing proposals from any parties other than the offer from Hexion which we accepted and announced on July 12, 2007. Under the terms of the Merger Agreement with Hexion we are not permitted to, among other things and subject to certain specified exceptions where our board of directors makes certain determinations, (i) initiate, solicit or knowingly encourage or facilitate any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, a competing proposal, (ii) enter into, participate or engage in discussions or negotiations with third parties regarding any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, a competing proposal, or (iii) furnish or provide any non-public information to any third parties with respect to, any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, a competing proposal.

        Consummation of the Merger is not subject to a financing condition, but is subject to various other conditions. We and Hexion are required to complete the Merger unless certain specified conditions are not satisfied or waived. These conditions include, among others (i) adoption of the Merger Agreement by the holders of a majority of our outstanding shares of common stock, (ii) receipt of certain regulatory approvals or expiration of required waiting periods under U.S. and other competition laws, and (iii) no material adverse effect occurring with respect to us or our business prior to the effective time of the Merger. There can be no assurance the conditions to consummation of the Merger will be satisfied or waived. For a complete list of the conditions that must be satisfied or waived prior to the effective time of the Merger, please review the Merger Agreement filed as an exhibit to our Current Report on Form 8-K on July 13, 2007, which is incorporated by reference in this prospectus.

        For the purposes of the Merger Agreement, a "material adverse effect" with respect to us means any occurrence, condition, change, event or effect that is materially adverse to the financial condition, business, or results of operations of our Company and its subsidiaries, taken as a whole, subject to certain specified exceptions relating to or resulting from:

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  changes in general economic or financial market conditions or in the chemical industry generally (including changes in commodity prices, general market prices and regulatory changes affecting the chemical industry generally), except and only to the extent that such change has had a disproportionate effect on the Company and its subsidiaries compared to other persons engaged in the chemical industry;

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  the outbreak or escalation of hostilities involving the United States, the declaration by the United States of war or the occurrence of any natural disasters and acts of terrorism, except in the event, and only to the extent, of any damage or destruction to or loss of our physical properties;

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  the announcement or pendency of the Merger;

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  any change in GAAP, or in the interpretation thereof, or any change in law, or in the interpretation thereof;

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  compliance by us with the terms of the Merger Agreement or actions permitted by the Merger Agreement (or otherwise consented to by Hexion) or effectuating Hexion's debt financing; or

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  any divestiture action taken to ensure regulatory clearance.

        The Merger Agreement provides that Hexion will have up to nine months (and an additional three months at Hexion's election), plus under certain circumstances a further 90-day extension, to close the Merger. The Merger Agreement generally can be terminated by either party if the Merger is not consummated within that time. We cannot predict the exact timing of the effective time of the Merger or whether the Merger will be consummated because it is subject to certain conditions which are not within our control, such as expiration of waiting periods or grants of approvals under competition laws in certain jurisdictions, including the United States and the European Union. We do not expect the Merger to occur prior to the end of the 2007 calendar year.

        The Merger Agreement also contains certain termination rights, including if our board of directors or a committee thereof changes its recommendation to our stockholders in connection with a superior proposal (as defined in the Merger Agreement), and provides for break-up fees in various circumstances. Pursuant to the Merger Agreement, we have agreed to pay Hexion a fee of $225 million plus an amount equal to $100 million (the "Reimbursement Amount"), representing the portion of the $200 million termination fee paid to Basell that was funded by Hexion, if we or Hexion terminates the Merger Agreement in certain circumstances, including where (i) our board of directors or the transaction committee thereof has withdrawn, modified or changed, in any manner that is adverse to Hexion, its approval or recommendation that holders of our common stock approve and adopt the Merger Agreement and the Merger; (ii) a tender or exchange offer that would constitute a competing proposal (as defined in the Merger Agreement) is commenced and our board of directors or the transaction committee thereof fails to recommend against acceptance of such tender or exchange offer within 10 business days; or (iii) we, our board of directors or the transaction committee thereof has approved or recommended any competing proposal or approves any agreement relating to any competing proposal (other than a permitted confidentiality agreement).

        We have also agreed that if either we or Hexion terminates the Merger Agreement after failure of our common stockholders to adopt the Merger Agreement and, within 12 months after the date of the stockholders' meeting, we enter into a definitive agreement with respect to or consummate a competing proposal, then we have agreed to pay Hexion at the closing or other consummation of such competing proposal:

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  the Reimbursement Amount if, at the time of the meeting, less than 50.1% of the total issued and outstanding voting power of our common stock is contractually committed to vote in favor of the adoption of the Merger Agreement; or

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  a fee of $225 million plus the Reimbursement Amount if, at the time of the meeting, there existed a publicly announced bona fide competing proposal that was not withdrawn at least five business days prior to the date of the meeting.

        Hexion has agreed in the Merger Agreement to pay us a fee of $325 million if:

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  (i) either we or Hexion terminate the Merger Agreement because a governmental agency has issued a final non-appealable order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or any law or regulation is adopted that makes consummation of the Merger illegal or otherwise prohibited and (ii) at the same time there exists an order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or any law, rule, regulation or other action is established preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger (each event in clause (ii) being an "Antitrust Prohibition");

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  either we or Hexion terminate the Merger Agreement because the Merger has not been consummated by the termination date and the condition to consummation of the Merger related to the receipt of regulatory approvals has not been met or there exists an Antitrust Prohibition;

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  we terminate the Merger Agreement due to a breach by Hexion or Merger Sub of their covenants related to making filings and seeking and obtaining approval of regulatory authorities or their covenants related to obtaining the required financing; or

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  we terminate the Merger Agreement because Hexion fails to consummate the Merger when all of the conditions to its obligations to close have been satisfied or waived (except those conditions that, by their nature, can only be satisfied at closing) and the Merger has not been consummated on or prior to the termination date.

        We and Hexion have agreed that the non-terminating party will pay to the terminating party the Reimbursement Amount if the Merger Agreement is terminated by either party as a result of a willful or intentional breach by the other party. In addition, no termination of the Merger Agreement will relieve any party from liability for damages for a knowing and intentional breach of any covenant under the Merger Agreement.

        In connection with the execution of the Merger Agreement, Hexion entered into separate voting agreements (the "Voting Agreements") with certain stockholders, including the stockholders referenced under the heading "Selling Stockholders," the Huntsman family and the Fidelity Charitable Gift Fund, who at the time of signing collectively owned approximately 57% of our outstanding common stock. Pursuant to the terms of the Voting Agreements the stockholders that are a party thereto have agreed to vote the shares of common stock that they hold as of the record date for any vote in favor of the adoption of the Merger Agreement and against any competing proposal. The Voting Agreement binding the stockholders referenced under the heading "Selling Stockholders" requires such stockholders to retain in HMP Equity Trust at least 19,870,000 shares (or 9.0% of our outstanding common stock) of the common stock beneficially owned by them through the closing of the Merger. Such 19,870,000 shares may be sold if we agree that certain criteria are satisfied or if the new owner grants all voting rights with respect to the purchased shares to HMP Equity Trust or to Jon M. Huntsman. Accordingly, a sale of shares by such stockholders pursuant to this prospectus could result in less than a majority of our shares of outstanding common stock being subject to the Voting Agreements.

        The foregoing summary of the Merger Agreement, the transactions contemplated thereby and the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement and the Voting Agreements, which are incorporated herein by reference and included as exhibits to the registration statement of which this prospectus is part.

  Sale of U.S. Base Chemicals and Polymers Business

        On June 22, 2007, our subsidiary, Huntsman International LLC and certain of its subsidiaries (collectively, "Huntsman International"), entered into an Amended and Restated Asset Purchase Agreement (the "Amended Agreement") with Flint Hills Resources, LP and Flint Hills Resources, LLC, each a wholly-owned subsidiary of Koch Industries (collectively, "Flint Hills"), providing for the sale of the assets of our U.S. base chemicals and polymers businesses to Flint Hills (the "Pending U.S. Petrochemical Disposition"). The Amended Agreement amends certain terms of the Asset Purchase Agreement, dated February 15, 2007 (the "Original Agreement"), between Huntsman International and Flint Hills to, among other things, provide that the closing of the sale of our U.S. polymers business will occur on or about August 1, 2007, for approximately $150 million of the total sale price plus the value of associated inventory, subject to certain adjustments. The Amended Agreement also provides for the separate closing of the sale of our U.S. base chemicals business for the remaining $306 million of the total sale price plus the value of associated inventory, following the re-start of our Port Arthur, Texas olefins manufacturing facility, which was shut down following a fire on April 29, 2006. For more information see "Note 22. Casualty Losses and Insurance Recoveries—Port Arthur, Texas Plant Fire" to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference. Under the terms of the Amended Agreement, if the sale of our U.S. base chemicals business is not consummated by June 30, 2008, Flint Hills may terminate the agreement. We will retain other elements of working capital, including accounts receivable, accounts payable and certain accrued liabilities, which will be liquidated for cash in the ordinary course of business following the closing. Completion of the sale of our U.S. base chemicals business is not a condition to the consummation of the Merger.

        This transaction includes our manufacturing assets located at five U.S. sites: Port Arthur, Odessa and Longview, Texas; Peru, Illinois; and Marysville, Michigan. The business employs about 900 associates.

        For additional information, see "Unaudited Pro Forma Financial Data" included elsewhere in this prospectus.

        The foregoing does not constitute a complete summary of the terms of the Amended Agreement and is qualified in is entirety by reference to such agreement, a copy of which is filed as an exhibit to our Current Report on Form 8-K filed on June 25, 2007 and which is incorporated herein by reference.

  Shareholder Litigation Relating to the Pending Sale of Our Company

        From July 5 to July 13, 2007, four shareholder class action complaints were filed against the Company and its directors alleging breaches of fiduciary duty in connection with the then-proposed sale of the Company to Basell and the receipt of a superior proposal from Hexion. Three actions were filed in Delaware: Cohen v. Archibald, et al., No. 3070, in the Court of Chancery for the State of Delaware (filed July 5, 2007); Augenstein v. Archibald, et al., No. 3076, in the Court of Chancery for the State of Delaware (filed July 9, 2007); and Murphy v. Huntsman, et al., No. 3094, in the Court of Chancery for the State of Delaware (filed July 13, 2007). Another action was filed in Texas: Schwoegler v. Huntsman Corporation, et al., Cause No. 07-07-06993-CV, in the 9th Judicial District Court of Montgomery County,

Texas (filed July 6, 2007). Some complaints also named Basell entities as additional defendants alleging claims of aiding and abetting breaches of fiduciary duty.

        The complaints collectively allege that the directors of the Company failed to conduct a sufficient process to investigate and obtain maximum value for the Company's shares, prematurely entered into a merger agreement with Basell at an inadequate price of $25.25 per share as evidenced by a superior proposal later received from Hexion, improperly agreed to a $200 million termination fee to Basell, failed to make adequate disclosures concerning the Basell transaction, and engaged in self-dealing by manipulating the timing of the Basell transaction to benefit officers and directors of the Company more than shareholders. The complaints seek injunctive relief on behalf of a class of shareholders to enjoin the proposed merger with Basell, rescission of the Basell merger agreement and the $200 million termination fee, and plaintiffs' costs including reasonable attorneys' fees.

        As discussed above, since the cases were filed, the Company has terminated the Basell Agreement and entered into the Merger Agreement with Hexion. On July 30, 2007, the Delaware Chancery Court entered an order consolidating the three Delaware actions into the first-filed action, requiring the plaintiffs to file a consolidated amended complaint as soon as practicable, and extending the deadline for all defendants to answer or respond in the Delaware action until 30 days after the consolidated amended complaint is filed. The Texas action was only recently served on the Company, and defendants' answer or response is not due until August 13, 2007.

        The Company believes the cases are meritless and intends to defend them vigorously.

Second Quarter 2007 Results

        Revenues for the second quarter of 2007 were $2,517.6 million, as compared to $2,389.0 million for the second quarter of 2006. Second quarter 2007 net loss was $83.9 million, or $0.36 loss per diluted share, as compared to net income of $262.9 million, or $1.13 per diluted share, for the same period in 2006.

  Operating Results

	Three months ended June 30,
In millions, except per share amounts
	2007	2006
Revenues	$2,517.6	$2,389.0
Cost of goods sold	2,137.9	1,993.6

Gross profit	379.7	395.4
Operating expenses	257.7	102.7
Restructuring, impairment and plant closing costs	13.2	8.9

Operating income	108.8	283.8
Interest expense, net	(70.0)	(94.6)
Loss on accounts receivable securitization program	(4.7)	(3.6)
Equity in income of investment in unconsolidated affiliates	5.1	1.4
Other non-operating (expense) income	(1.3)	0.6

Income from continuing operations before income taxes and minority interest	37.9	187.6
Income tax benefit (expense)	8.0	(17.4)
Minority interest in subsidiaries' loss (income)	11.1	(0.3)

Income from continuing operations	57.0	169.9
(Loss) income from discontinued operations, net of tax(1)	(132.0)	42.5
Extraordinary (loss) gain on the acquisition of a business, net of tax(2)	(8.9)	50.5

Net (loss) income	$(83.9)	$262.9

Net (loss) income	$(83.9)	$262.9
Interest expense, net	70.0	94.6
Income tax (benefit) expense	(8.0)	17.4
Depreciation and amortization	97.1	91.9
Income taxes, depreciation and amortization included in discontinued operations(1)	(65.6)	32.5

EBITDA(3)	$9.6	$499.3

(Loss) income from discontinued operations, net of tax	$(132.0)	$42.5
Income tax (benefit) expense	(76.3)	6.9
Depreciation and amortization	10.7	25.6

EBITDA from discontinued operations	(197.6)	75.0
Basic (loss) income per share	$(0.38)	$1.19
Diluted (loss) income per share	$(0.36)	$1.13
Common share information:
Basic shares outstanding	220.9	220.6
Diluted shares	233.5	233.2

  Segment Results

	Three months ended June 30,
In millions
	2007	2006
Segment Revenues:
Polyurethanes	$1,010.2	$925.1
Materials and Effects	621.5	335.3
Performance Products	548.4	543.4
Pigments	293.2	276.0
Polymers(4)	—	—
Base Chemicals	141.3	350.6
Eliminations and other(4)	(97.0)	(41.4)

Total from continuing operations	$2,517.6	$2,389.0

Segment EBITDA(3):
Polyurethanes	$158.6	$180.5
Materials and Effects	52.5	34.2
Performance Products	33.2	77.5
Pigments	21.9	31.8
Polymers(4)	(219.9)	35.2
Base Chemicals	21.9	138.1
Corporate and other(4)	(58.6)	2.0

Total	$9.6	$499.3

Three Months Ended June 30, 2007 as Compared to Three Months Ended June 30, 2006

        Revenues for the three months ended June 30, 2007, increased to $2,517.6 million, from $2,389.0 million during the same period in 2006. Revenues increased in our Polyurethanes segment due to higher average selling prices and higher sales volumes. Revenues increased in our Materials and Effects segment primarily due to the acquisition of our textile effects business in June 2006. Revenues increased in our Performance Products segment due primarily to higher average selling prices. Revenues increased in our Pigments segment due to higher sales volumes. Revenues decreased in our Base Chemicals segment primarily due to the continuing outage at our Port Arthur, Texas olefins manufacturing facility since April 29, 2006 and the divestiture of certain of our U.S. butadiene and MTBE assets on June 27, 2006.

        For the three months ended June 30, 2007, EBITDA was $9.6 million, a decrease from $499.3 million in the same period in 2006.

Polyurethanes

        The increase in revenues in the Polyurethanes segment for the three months ended June 30, 2007 compared to the same period in 2006 was due to higher average selling prices and higher sales volumes. MDI sales volumes increased 4% primarily as the result of strong growth in Asia and Europe, partially offset by reduced demand in the Americas. MDI average selling prices increased 7% primarily in response to increased raw material costs. MTBE average selling prices increased due to improved demand.

        The decrease in EBITDA in the Polyurethanes segment was primarily the result of lower MDI margins due to higher raw material costs and expenses related to the ongoing outage at the China joint venture facility. The temporary shutdown of the China joint venture facility, which was undergoing repairs to replace a damaged heat exchanger, resulted in incremental expenses of approximately $11 million during the second quarter of 2007.

Materials and Effects

        The increase in revenues in the Materials and Effects segment for the three months ended June 30, 2007 compared to the same period in 2006 was primarily due to the acquisition of the textile effects business on June 30, 2006. The textile effects business contributed $260.7 million in revenue for the three months ended June 30, 2007, while the advanced materials business contributed $360.8 million revenues for the same period, an increase of $25.5 million or 8% as compared to 2006. The increase in advanced materials revenues was primarily the result of a 13% increase in average selling prices partially offset by a 5% decrease in sales volumes.

        The increase in EBITDA in the Materials and Effects segment was primarily due to the acquisition of the textile effects business on June 30, 2006. The textile effects business contributed $13.1 million of EBITDA for the three months ended June 30, 2007 which included $7.9 million of restructuring costs, while the advanced materials business contributed $39.4 million for the same period, an increase of $4.1 million or 12%. The increase in EBITDA in the advanced materials business was primarily due to higher margins resulting from higher average selling prices, favorable product mix and the strength of the major European currencies versus the U.S. dollar. During the three months ended June 30, 2007, the Materials and Effects segment recorded restructuring and plant closing costs of $8.6 million as compared to a credit of $0.3 million for the comparable period in 2006.

Performance Products

        The increase in revenues in the Performance Products segment for the three months ended June 30, 2007 compared to the same period in 2006 was the result of a 3% increase in average selling prices, partially offset by a 2% decrease in sales volumes. Average selling prices increased primarily due to the strength of the major European and Australian currencies versus the U.S. dollar. The decrease in sales volumes was primarily attributable to lower sales of olefins, ethylene oxide, ethylene glycol and ethanolamines due to an outage at our Port Neches, Texas facility.

        The decrease in EBITDA in the Performance Products segment was primarily due to lower margins in our U.S. intermediates and olefins businesses due to the above mentioned outage at our Port Neches, Texas facility. Fixed manufacturing and selling, general and administrative costs were also higher in the 2007 period as compared to the prior year. In addition, during the three months ended June 30, 2007 we recorded a charge of $6.3 million relating to the settlement of a legal dispute, whereas during the three months ended June 30, 2006 we recorded a one-time gain on sale of real estate of $1.5 million.

Pigments

        The increase in revenues in the Pigments segment for the three months ended June 30, 2007 compared to the same period in 2006 was primarily due to a 9% increase in sales volumes partially offset by a 1% decrease in average selling prices. Sales volumes increased primarily due to stronger global demand. Average selling prices decreased in the European and North American region due to competitive markets partially offset by the strength of major European currencies versus the U.S. dollar.

        The decrease in EBITDA in the Pigments segment was primarily due to the lower local currency average selling prices discussed above. The positive effect which the strength of the major European currencies versus the U.S. dollar had on revenues noted above was offset by the negative impact of the strength of the major European currencies on costs.

Polymers

        On February 15, 2007 we entered into an agreement with Flint Hills Resources, LLC to sell the majority of the assets that comprise our Polymers segment. On June 22, 2007 we entered into an amended agreement with Flint Hills Resources whereby we expect to close on the sale of our North American polymers business on or about August 1, 2007. Results from our North American polymers business have been classified as discontinued operations. Results from our Australian polymers business are now included in the Corporate and Other segment.

        The decrease in EBITDA in the Polymers segment was primarily the result of an increase in restructuring, impairment and plant closing costs of $240.1 million. In addition, lower margins driven primarily by lower average selling prices added to the decrease in EBITDA. During the three months ended June 30, 2007 the Polymers segment recorded restructuring, impairment and plant closing costs of $240.1 million as compared to charges of nil for the same period in 2006.

Base Chemicals

        The decrease in revenues in the Base Chemicals segment for the three months ended June 30, 2007 compared to the same period in 2006 was primarily the result of the continuing outage at our Port Arthur, Texas olefins manufacturing facility and the divestiture of certain of our U.S. butadiene and MTBE assets in the 2006 period.

        The decrease in EBITDA in the Base Chemicals segment was primarily the result of the continuing outage at our Port Arthur, Texas olefins manufacturing facility and the divestiture of certain of our U.S. butadiene and MTBE assets. During the three months ended June 30, 2007, EBITDA was negatively impacted by an estimated $31 million related to the outage at the Port Arthur, Texas olefins facility as compared to an estimated $64 million, which includes a $10 million impairment charge, in the 2006 period.

        On February 15, 2007 we entered into an agreement with Flint Hills Resources, LLC to sell the assets that comprise this Base Chemicals segment, and these operations are not yet classified as discontinued operations.

Corporate and Other

        Corporate and other items include the results of our Australia polymers business, unallocated corporate overhead, loss on the sale of accounts receivable, unallocated foreign exchange gains and losses, losses on the early extinguishment of debt, other non-operating income and expense, minority interest, unallocated restructuring costs, and the extraordinary gain on the acquisition of a business. In the second quarter of 2007, the total of these items was a negative $58.6 million as compared to a positive $2.0 million in the 2006 period. The decrease in EBITDA was primarily the result of a $8.9 million extraordinary loss related to the Textile Effects acquisition in the second quarter of 2007 whereas in the second quarter of 2006 we recorded an extraordinary gain of $50.5 million related to this acquisition.

  Income Taxes

        In the second quarter 2007, we recorded $8.0 million of income tax benefit as compared to $17.4 million of income tax expense in the comparable period of 2006. During the quarter, we released the entire valuation allowance on the U.S. net deferred tax assets. As a result, we recorded an incremental non-cash tax benefit of approximately $19.8 million to continuing operations and recorded a tax benefit on discontinued operations of $76.3 million. Our effective tax rate benefit on an adjusted basis was 9% for the second quarter 2007 as compared to an effective tax expense rate of 15% in the prior year comparable period. We expect our full year 2007 adjusted effective tax expense rate to be approximately 15%.

  Liquidity, Capital Resources and Outstanding Debt

        As of June 30, 2007 we had approximately $581 million in cash and unused borrowing capacity. Our liquidity decreased during the quarter by approximately $93 million from $674 million as of March 31, 2007 primarily due to increased capital expenditures and increased net working capital partially offset by insurance proceeds.

        In conjunction with the sale of our Polymers business to Flint Hills Resources, LLC, which we anticipate closing on or about August 1, 2007, we anticipate receiving approximately $350 million in proceeds, subject to certain post closing adjustments. Substantially all of such proceeds will be used to repay a portion of outstanding borrowings under our revolving credit facility and reduce borrowings under our accounts receivable securitization facility.

        We expect to complete the sale of our North American Base Chemicals businesses by the end of the year following the successful re-start of our Port Arthur, Texas olefins facility. In 2007, we expect to record a pre-tax net asset impairment charge related to the sales of this business of approximately $150 to $175 million. We intend to use net proceeds from this sale to repay debt and further reduce borrowings under our off balance sheet accounts receivable securitization facility. Also upon the successful start up of our olefins facility we expect to receive an additional $70 million in proceeds from Texas Petrochemicals, L.P. relating to the sale of our U.S. butadiene and MTBE business that was completed in June of 2006.

        With respect to the Port Arthur, Texas fire damage, during the quarter ended June 30, 2007 we executed a sworn statement in proof of loss with the insurance companies to receive additional insurance recovery advances of $55 million in addition to the $250 million in advances previously received. As of June 30, 2007 we received $18 million of the $55 million, the remaining $37 million was received in July 2007. We anticipate receiving additional insurance proceeds associated with this claim during 2007.

        For the three months ended June 30, 2007, total capital expenditures were approximately $186 million compared to $107 million for the same period in 2006. The increase in capital spending is primarily attributable to the spending associated with the rebuild of the Port Arthur, Texas olefins facility which totaled approximately $63 million in the second quarter of 2007. Excluding estimated 2007 capital expenditures to repair our Port Arthur, Texas olefins facility of approximately $218 million, we expect to spend approximately $550 million in capital expenditures in 2007.

        Below is our outstanding debt:

In millions	June 30, 2007	December 31, 2006
Debt:(5)
Senior Secured Credit Facilities	$1,858.0	$1,711.2
Secured Notes	294.1	294.0
Unsecured Notes	198.0	198.0
Subordinated Notes	1,246.9	1,228.3
Other Debt	186.4	213.8

Total Debt	3,783.4	3,645.3

Total Cash	167.5	263.2

Net Debt	$3,615.9	$3,382.1

(1)
On December 29, 2006, we completed the sale of our European petrochemicals business to SABIC. On July 6, 2005 we completed the sale of our toluene di-isocyanate (TDI) business to BASF. On June 22, 2007, we entered into an amended agreement with Flint Hills Resources providing for the sale of our North American polymers business on August 1, 2007.

(2)
On June 30, 2006, we acquired the global textile effects business of Ciba Specialty Chemicals Inc. for approximately $172.1 million. Because the fair value of acquired current assets less liabilities assumed exceeded the acquisition price and planned restructuring costs the excess was recorded as an extraordinary gain on the acquisition of a business.

(3)
We believe that net income (loss) available to common stockholders is the performance measure calculated and presented in accordance with generally accepted accounting principles in the U.S. ("GAAP") that is most directly comparable to EBITDA. EBITDA is defined as net income before interest, income taxes, and depreciation and amortization. EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies. The reconciliation of EBITDA to net income (loss) available to common stockholders is set forth in the operating results table above.

(4)
In the second quarter 2007, our Australia polymers business was transferred from our Polymers segment to our Corporate and Other segment. All segment information for prior periods has been restated to reflect this transfer and is presented in the table below.

	Three months ended June 30,
	2007	2006
Revenues	$34.6	$50.1
EBITDA	$(11.5)	$(3.8
(5)
Excludes $500 million and $443 million of off-balance sheet financing obtained under our accounts receivable securitization program as of June 30, 2007, and December 31, 2006, respectively.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. In addition to the risk factors set forth below, please carefully consider the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32427), and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. You should be able to bear a complete loss of your investment.

Risks Related to the Pending Sale of Our Company

Any failure to complete the pending sale of our Company could materially adversely impact the market price of our common stock as well as our business, financial condition and results of operations.

        Consummation of the Merger is subject to our and Hexion's performance under the Merger Agreement and a number of closing conditions. If the Merger is not completed for any reason, the price of our common stock will likely decline to the extent that the market price of our common stock reflects market assumptions that the Merger will be completed and the premium implied by the Merger Consideration will be realized. We may also be subject to additional risks, including:

  •
  the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with Hexion, or the failure of the Merger to close for any other reason;

  •
  under the terms of the Merger Agreement, in certain circumstances we would be required to pay significant termination fees in connection with a termination of the Merger Agreement, which would be in addition to the termination fees that we paid under the Basell Agreement, for which we would be solely responsible;

  •
  our management having spent a significant amount of their time and efforts directed toward the Merger and the related transactions which time and efforts otherwise would have been spent on our business and other opportunities that could have been beneficial to us;

  •
  costs relating to the Merger and related transactions, such as legal, accounting and filing fees, much of which must be paid regardless of whether the Merger is completed;

  •
  uncertainties relating to the Merger and related transactions may adversely affect our relationships with our employees, vendors and customers; and

  •
  the outcome of any litigation or judicial actions that have been or may be instituted against us, our board of directors and others relating to the Merger Agreement or any settlement of such litigation or judicial actions.

        Accordingly, investors should not place undue reliance on the occurrence of the Merger. In addition, if the Merger does not occur, there can be no assurance that a comparable transaction will be consummated that results in your shares being purchased. The realization of any of these risks may materially adversely affect our business, financial condition, results of operations or the market price of our common stock.

Necessary consents and approvals from government entities may delay or prevent the closing of the Merger.

        The Merger is conditioned upon, among other things, receipt of regulatory approvals or expiration of required waiting periods in the United States, the European Union and several other jurisdictions. There can be no assurance when any such approvals will be obtained or when such waiting periods will expire, if at all. As a result, stockholders face the risk that the completion of the Merger may be delayed or that the Merger may not be completed.

The period of time expected before completing the Merger may increase the risk that we inadvertently fail to comply with our covenants, including those that restrict our conduct of business or that a material adverse effect occurs in our business which would permit Hexion to refuse to consummate the Merger.

        The Merger is subject to obtaining the required regulatory clearances and approvals and other conditions beyond our control that may delay or otherwise materially adversely affect its completion. We cannot predict when these conditions will be satisfied. Further, the period of time necessary to satisfy the requirements for obtaining the required clearances and approvals could significantly delay the effective time of the Merger which would increase the risk that we inadvertently fail to comply with our covenants, including those that restrict our conduct of business or that there arises an occurrence, condition, change or event that would constitute a material adverse effect under the terms of the Merger Agreement, which would permit Hexion to refuse to consummate the Merger.

We could incur substantial merger-related costs in connection with the Merger.

        We expect to incur a number of non-recurring costs associated with completing the Merger. These costs could be substantial and could have an adverse effect on our reported results before the consummation of the Merger.

The pendency of the Merger could materially adversely affect our business and operations.

        In connection with the pending Merger, some of our vendors, customers and strategic partners may delay or defer decisions relating to their ongoing and future relationships with us, which could negatively affect our revenues, earnings and cash flows and adversely effect our prospects which could be detrimental to our stockholders if the Merger is not consummated.

Uncertainties associated with the Merger may cause a loss of employees and may otherwise materially adversely affect our business and operations.

        Our future results of operations will depend in part upon our ability to retain existing highly skilled and qualified employees and to attract new employees. A number of our employees are highly skilled scientists and highly trained technicians, and failure to continue to attract and retain such individuals could materially adversely affect our ability to compete. In addition, current and prospective employees may experience uncertainty about their roles following the effective time of the Merger. This uncertainty may materially adversely affect our ability to attract and retain key management, sales, marketing, technical and other personnel. This inability to retain key personnel could have an adverse effect on our ability to operate the business as a stand-alone enterprise in the event the Merger is not consummated.

In certain circumstances, the Merger Agreement requires us to pay Hexion a termination fee of $225 million plus the Reimbursement Amount of $100 million and, generally, we must allow Hexion three business days to match any alternative acquisition proposal prior to any change in our board's recommendation. These terms could affect the likelihood of a third party proposing an alternative transaction to the Merger.

        Under the Merger Agreement, we may be required to pay to Hexion a termination fee of $225 million and the Reimbursement Amount of $100 million if the Merger Agreement is terminated under certain circumstances. Should the Merger Agreement be terminated in circumstances under which the termination fee and Reimbursement Amount are payable, the payment could have material and adverse consequences to our financial condition and operations after such time. Additionally, under the Merger Agreement, in the event another party makes a superior proposal, we must allow Hexion a three business day period to make a revised proposal in response to the superior proposal, prior to which our board of directors may not change its recommendation with respect to the Merger Agreement. These terms could affect the structure, pricing and terms proposed by other parties seeking to acquire or merge with us, and could make it less likely that another party would make a superior proposal.

The Merger Agreement contains restrictive covenants that may limit our ability to respond to changes in market conditions or pursue business opportunities.

        The Merger Agreement contains restrictive covenants that will limit our ability to, among other things:

  •
  incur or guarantee additional indebtedness or raise additional capital;

  •
  purchase equity interests or redeem indebtedness early;

  •
  create or incur certain liens;

  •
  enter into transactions with affiliates;

  •
  issue or sell capital stock of subsidiaries; and

  •
  sell or acquire assets or businesses.

Although the Merger Agreement provides that Hexion will not unreasonably withhold its consent to us taking otherwise prohibited actions, there can be no assurances that Hexion will grant such consent. The requirement that we comply with these provisions prior to the Merger may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities, obtain future financing, fund needed capital expenditures, or finance equipment purchases, any of which could have a material and adverse effect on the prospects of our business, which could be detrimental to our stockholders in the event the Merger is not consummated.

If the banks that have provided commitment letters for the funds to complete the Merger are not required or refuse to fund, Hexion will have to seek other financing to complete the Merger, which financing may not be available.

        Hexion has obtained commitment letters for senior secured credit facilities and a senior secured bridge facility with Credit Suisse and Deutsche Bank to be made available to Hexion and/or one or more of its subsidiaries for purposes of, among other things, financing the Merger Consideration. Hexion's ability to draw on the proposed loan facility is subject to the satisfaction of certain conditions. Under the Merger Agreement, Hexion's obligation to consummate the Merger, however, is not conditioned upon receipt or availability of financing. Although Hexion expects that it will be able to draw on the proposed loan facility, in the event Hexion is unable to do so, Hexion will be forced to seek substitute financing to raise the necessary funds to pay the Merger Consideration. Such substitute financing may be unavailable. In addition, Apollo is not obligated to contribute additional equity to us or Hexion in order to consummate the Merger.

Rating agencies could downgrade their corporate debt ratings for us before the effective time of the Merger. Such downgrades could have a material adverse effect on the ongoing cost of financing our business.

        Some rating agencies that provide corporate ratings on us or provide ratings on our debt may downgrade their corporate or debt ratings with respect to us in light of the pending Merger and the financing thereof. A downgrade could materially adversely affect our ability to finance our operations, including increasing the cost of obtaining financing under existing or future facilities or of debt securities.

Risks Related to the Pending U.S. Petrochemical Disposition

In connection with the Pending U.S. Petrochemical Disposition, we expect to recognize a material loss related to such sale. Such a loss could adversely impact the market price of our common stock. In addition, we cannot assure you that we will be able to complete the sale in the timeframe anticipated, on its original terms, or at all, which could adversely impact the market price of our common stock as well as our business, financial condition and results of operations.

        In connection with the Pending U.S. Petrochemical Disposition, we agreed to sell our U.S. base chemicals and polymers business for approximately $456 million in cash, plus the value of inventory on the respective dates of closing. The Amended Agreement relating to the Pending U.S. Petrochemical Disposition provides for, among other things, the closing, subject to customary regulatory approvals and other closing conditions, of the sale of the U.S. polymers business on or about August 1, 2007, for approximately $150 million, plus the value of associated inventory, subject to certain adjustments. The Amended Agreement also provides for the separate closing of the U.S. base chemicals business for the remaining $306 million of the sale price, plus the value of associated inventory, following the re-start of our Port Arthur, Texas olefins manufacturing facility.

        In connection with the sale of the U.S. polymers business pursuant to the Amended Agreement, we recorded a loss on disposal and a pretax impairment charge related to the U.S. polymers assets during the three months ended June 30, 2007 of approximately $240 million. We will continue to assess the U.S. base chemicals assets for recoverability during 2007 through the sale date, which is anticipated to be in the fourth quarter of 2007. Upon restart of the Port Arthur facility, we expect that the carrying value of the business to be sold, which will increase as we rebuild the plant, will exceed the anticipated sale price. As a result, we currently expect to incur an estimated pretax loss in connection with the sale of the U.S. base chemicals business of between $150 million and $175 million.

        The completion of the Pending U.S. Petrochemical Disposition is subject to customary closing conditions and operating covenants. In addition, the closing of the U.S. base chemicals portion of the Pending U.S. Petrochemical Disposition is contingent upon the re-start of the Port Arthur facility. If we cannot restart the Port Arthur facility as agreed upon with Flint Hills, or if we cannot satisfy the other closing conditions for the Pending U.S. Petrochemical Disposition, then the Pending U.S. Petrochemical Disposition may not be completed within the anticipated timeframe or on its original terms, if at all. Such delay, alteration, or cancellation could adversely impact the market price of our common stock as well as our business, financial condition and results of operations.

Risks Related to the Ownership of Our Common Stock

Our stock price has been and may continue to be subject to large fluctuations.

        We have experienced significant fluctuations in our stock price and share trading volume in the past and may continue to do so. The trading price of our common stock has been and may continue to be subject to wide fluctuations in response to a variety of issues, including broad market factors that may have a material adverse impact on our stock price, regardless of actual performance. The most significant factors that are likely to effect our stock price are events expectations and market perceptions that relate to the likelihood and timing of the consummation of the Merger. In addition, the following factors could effect our stock price:

  •
  periodic variations in the actual or anticipated financial results of our business or that of our competitors;

  •
  downward revisions in securities analysts' estimates of our future operating results or of the future operating results of our competitors;

  •
  material announcements by us or our competitors;

  •
  public sales of a substantial number of shares of our common stock; and

  •
  adverse changes in general market conditions or economic trends or in conditions or trends in the markets in which we operate.

Shares available for future sale may cause our common stock price to decline, which may negatively impact your investment.

        Sales of substantial numbers of additional shares of our common stock, or the perception that such sales could occur, may cause prevailing market prices for shares of our common stock to decline. The terms of the agreement governing HMP Equity Trust permit the stockholders named under the section entitled "Selling Stockholders" in this prospectus to sell 76,849,062 shares of our common stock (or approximately 34.6% of our outstanding common stock) prior to the completion of the Merger. Such stockholders have the right to dispose of such shares, subject to a requirement in the applicable Voting Agreement that such stockholders retain in HMP Equity Trust at least 19,870,000 shares through the closing of the Merger. Such 19,870,000 shares may be sold if we agree that certain criteria are satisfied or if the new owner grants all voting rights with respect to the purchased shares to HMP Equity Trust or to Jon M. Huntsman. In addition, we have filed a registration statement to permit sales of our common stock by other stockholders who hold an aggregate of 23,762,000 shares (or approximately 10.7%) of our outstanding shares of common stock. Any sales of our shares of common stock may negatively impact your investment.

If the Merger Agreement is terminated, or with the consent of Hexion, we have the ability to issue additional equity securities, which would lead to further dilution of our issued and outstanding common stock.

        The issuance of additional equity securities would result in dilution of then-existing stockholders' equity interests in us. Our certificate of incorporation authorizes our board of directors, without stockholder approval, to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the number of shares in that series and the terms, rights and limitations of that series. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders' interest. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future, subject to restrictions set forth in the Merger Agreement. In addition, subject to restrictions set forth in the Merger Agreement, we may issue additional shares of common stock under our equity incentive plans.

We may be indirectly controlled by stockholders named under the section "Selling Stockholders" and the Huntsman family, whose interests may conflict with those of our Company or our other stockholders, and other stockholders' voting power may be limited.

        Prior to any sales pursuant to this prospectus or a prospectus supplement, the stockholders named under "Selling Stockholders" in this prospectus share indirect beneficial ownership with Jon M. Huntsman and other members of the Huntsman family of all 104,814,387 shares of common stock held by HMP Equity Trust, which constitutes approximately 47.2% of our outstanding shares of common stock. Including other shares over which Jon M. Huntsman may be deemed to have indirect beneficial ownership, the stockholders named under the section "Selling Stockholders," Jon M. Huntsman and other members of the Huntsman family may be deemed to collectively beneficially own an aggregate of more than 57% of our outstanding common stock. Accordingly, such persons may together have the ability to:

  •
  elect a majority of the members of the board of directors of our Company;

  •
  subject to applicable law, determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval,

    including amendments to our certificate of incorporation or bylaws, mergers, consolidations and the sale of all or substantially all of our assets; and

  •
  subject to applicable law, prevent or cause a change in control of our Company.

        The interests and objectives of such persons may be different from those of our Company or our other stockholders, and such persons may vote the common stock that they beneficially own in a manner that may adversely affect our other stockholders. Moreover, entities controlled by the stockholders named under the section "Selling Stockholders" and by the Huntsman family as well as the Fidelity Charitable Gift Fund that collectively control the voting of more than 57% of the outstanding shares of our common stock have entered into the Voting Agreements pursuant to which they have agreed to vote the shares owned by them on the record date for the special meeting of stockholders for the Merger and against any competing proposal. A sale of shares pursuant to this prospectus by the stockholders named under the section "Selling Stockholders" could result in less than a majority of our shares of outstanding common stock being subject to the Voting Agreements.

In addition to provisions of the Merger Agreement, certain provisions contained in our certificate of incorporation and bylaws could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction other than the Merger and, therefore, your ability to sell your shares at a price higher than contemplated by the Merger.

        In addition to provisions of the Merger Agreement, certain provisions contained in our certificate of incorporation and bylaws, such as a classified board of directors, limitations on stockholder proposals at meetings of stockholders and the inability of stockholders to call special meetings and certain provisions of Delaware law, could make it more difficult for a third party other than Hexion to acquire control of our company, even if some of our stockholders considered such a change of control to be beneficial. Our certificate of incorporation also authorizes our board of directors to issue preferred stock without stockholder approval. Although the terms of the Merger Agreement restrict our ability to issue preferred stock, if the Merger Agreement is terminated, or if Hexion consents, our board of directors could elect to issue preferred stock that has special voting or other rights that could make it even more difficult for a third party to acquire us, which may reduce or eliminate your ability to sell your shares of common stock at a price higher than contemplated by the Merger.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain information set forth or incorporated by reference in this prospectus contains "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements include statements concerning the Merger, our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions or dispositions and other information that is not historical information. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "may," "will," "should," "anticipates" or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

        All forward-looking statements, including without limitation, management's examination of historical operating trends, are based upon our management's expectations when such statements are made. Management's expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but, there can be no assurance that management's expectations, beliefs and projections will result or be achieved. Accordingly, investors should not place undue reliance on our forward-looking statements. All forward-looking statements apply only as of the date made. We do not assume any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

UNAUDITED PRO FORMA FINANCIAL DATA

        On February 15, 2007, Huntsman International entered into the Original Agreement with Flint Hills to sell our U.S. base chemicals and polymers businesses, referred to as the Pending U.S. Petrochemical Disposition, for approximately $456 million in cash, plus the value of inventory on the respective dates of closing. We will retain other elements of working capital, including accounts receivable, accounts payable and certain accrued liabilities, which will be liquidated for cash in the ordinary course of business following the closing. On June 22, 2007, we entered into the Amended Agreement to provide, among other things, that the closing, subject to customary regulatory approvals and other closing conditions, of the sale of our U.S. polymers business will occur on or about August 1, 2007, for approximately $150 million of the total sale price, plus the value of associated inventory, subject to certain adjustments. The Amended Agreement also provides for the separate closing of our U.S. base chemicals business for the remaining $306 million of the total sale price, plus the value of associated inventory, following the re-start of our Port Arthur, Texas olefins manufacturing facility, which was shut down following a fire on April 29, 2006. For more information, see "Note 22. Casualty Losses and Insurance Recoveries—Port Arthur, Texas Plant Fire" to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference.

        The Pending U.S. Petrochemicals Disposition includes our olefins and polymers manufacturing assets located at five U.S. sites: Port Arthur, Odessa and Longview, Texas; Peru, Illinois; and Marysville, Michigan.

        As of March 31, 2007, the U.S. base chemicals and polymers assets were treated as a single disposal group and were classified as held and used in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, because these assets were not immediately available for sale in their present condition due to the required repair and restart of the Port Arthur, Texas olefins manufacturing facility. We tested these assets for recoverability using expected future cash flows, including the expected proceeds from the Port Arthur fire insurance recovery, and concluded that the expected future cash flows were in excess of the carrying value of the business expected to be sold. Therefore, we did not recognize an impairment charge as of March 31, 2007. In connection with the closing of the sale of the U.S. polymers business pursuant to the Amended Agreement, we recorded a loss on disposal and a pretax impairment charge related to the U.S. polymers assets during the three months ended June 30, 2007 of approximately $240 million. We will also report the results of operations of our U.S. Polymers business as discontinued operations beginning in the second quarter of 2007.

        We will continue to assess the U.S. base chemicals assets for recoverability during 2007 through the sale date, which is anticipated to be in the fourth quarter of 2007. Upon restart of the Port Arthur facility, we expect that the carrying value of the U.S. base chemicals business to be sold, which will increase as we rebuild the plant, will exceed the anticipated sale price. As a result, we currently expect to incur an estimated pretax loss in connection with the sale of the U.S. base chemicals business of between $150 million and $175 million.

        On June 27, 2006, we sold the assets comprising our U.S. butadiene and MTBE business operated by our Base Chemicals segment. The results of operations of this business were not classified as discontinued operations under applicable accounting rules because of the expected continuing cash flows from the MTBE business we continue to operate in our Polyurethanes segment.

        On June 30, 2006, we acquired the textile effects business. The operating results of the textile effects business were consolidated with our operating results beginning July 1, 2006.

        The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2006 gives effect to the Pending U.S. Petrochemical Disposition, the sale of our U.S.

butadiene and MTBE business and the textile effects acquisition as if these transactions occurred on January 1, 2006. The following unaudited pro forma consolidated statements of operations for the three months ended March 31, 2007 and the years ended December 31, 2005 and 2004 give effect to the Pending U.S. Petrochemical Disposition as if the sale occurred at the beginning of the period presented. The following unaudited pro forma consolidated balance sheet as of March 31, 2007 gives effect to the Pending U.S. Petrochemicals Disposition as if the sale transaction occurred on March 31, 2007.

        The pro forma information is not necessarily indicative of the financial position or results of operations of future periods or indicative of results that would have actually occurred had the transactions been completed as of the date thereof or as of the beginning of the periods presented therein or, in the case of the Pending U.S. Petrochemical Disposition, at all. The pro forma adjustments, as described in the accompanying notes to the pro forma consolidated balance sheet and statements of operations, are based upon available information and certain assumptions we believe are reasonable. The pro forma financial information should be read in conjunction with our consolidated financial statements as incorporated herein by reference and the information described under the caption "Risk Factors."

HUNTSMAN CORPORATION AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2007

(Dollars in Millions, Except Per Share Amounts)

	Huntsman Corporation	Pro Forma Adjustments(1)		Pro Forma
Revenues	$2,647.3	$(493.8)		$2,153.5
Cost of goods sold	2,240.0	(484.0)		1,756.0

Gross profit	407.3	(9.8)		397.5
Operating expenses:
Selling, general and administrative	219.0	(16.4)		202.6
Research and development	33.3			33.3
Other operating expense	5.9	(4.3)		1.6
Restructuring, impairment and plant closing costs	12.2	(1.1)		11.1

Total expenses	270.4	(21.8)		248.6

Operating income	136.9	12.0		148.9
Interest expense, net	(73.8)			(73.8)
Loss on accounts receivable securitization program	(5.4)			(5.4)
Equity in income of unconsolidated affiliates	2.2			2.2
Loss on early extinguishment of debt	(1.4)			(1.4)
Other income	0.5			0.5

Income from continuing operations before income taxes and minority interest	59.0	12.0		71.0
Income tax expense	(13.0)	(4.3	)(2)	(17.3)
Minority interest in subsidiaries' income	(0.4)			(0.4)

Income from continuing operations	$45.6	$7.7		$53.3

Basic income per share:
Income from continuing operations	$0.21	$0.03		$0.24

Diluted income per share:
Income from continuing operations	$0.20	$0.03		$0.23

(1)
Reflects the anticipated disposition of the U.S base chemicals and polymers business operations pursuant to the Pending U.S. Petrochemical Disposition. Beginning in the second quarter of 2007, the U.S. polymers business is being reported as discontinued operations in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The following are summarized results of the U.S. polymers business for the three months ended March 31, 2007:

Revenues	$373.7
Costs and expenses	372.0

Income before income taxes	$1.7

(2)
Reflects the tax effect of the pro forma adjustments.

NOTE: The above pro forma statement of operations does not reflect the expected loss on the Pending U.S. Petrochemical Disposition or the reduction to interest expense resulting from the use of the sale proceeds therefrom.

HUNTSMAN CORPORATION AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

YEAR ENDED DECEMBER 31, 2006

(Dollars in Millions, Except Per Share Amounts)

		Pro Forma Adjustments
	Huntsman Corporation	Disposition of U.S. Base Chemicals and Polymers Business(1)	Disposition of U.S. Butadiene and MTBE Business(2)	Acquisition of Textile Effects Business(3)	Pro Forma
Revenues	$10,623.6	$(1,880.9)	$(473.5)	$546.5	$8,815.7
Cost of goods sold	9,084.1	(1,757.4)	(462.2)	374.5	7,239.0

Gross profit	1,539.5	(123.5)	(11.3)	172.0	1,576.7
Operating expenses:
Selling, general and administrative	795.3	(27.2)	(2.1)	121.5	887.5
Research and development	115.4			13.2	128.6
Other operating income	(127.7)	9.2	(0.2)		(118.7)
Restructuring, impairment and plant closing costs	20.0	(8.8)		22.3	33.5

Total expenses	803.0	(26.8)	(2.3)	157.0	930.9

Operating income	736.5	(96.7)	(9.0)	15.0	645.8
Interest expense, net	(350.7)			(1.7)	(352.4)
Loss on accounts receivable securitization program	(16.1)	3.6			(12.5)
Equity in income of unconsolidated affiliates	3.6				3.6
Loss on early extinguishment of debt	(27.1)				(27.1)
Other income	1.3	7.4			8.7

Income from continuing operations before income taxes and minority interest	347.5	(85.7)	(9.0)	13.3	266.1
Income tax benefit	49.0	— (4)	— (4)	(5.0)	44.0
Minority interest in subsidiaries' income	(2.9)			1.7	(1.2)

Income from continuing operations	$393.6	$(85.7)	$(9.0)	$10.0	$308.9

Basic income per share:
Income from continuing operations	$1.78	$(0.39)	$(0.04)	$0.05	$1.40

Diluted income per share:
Income from continuing operations	$1.69	$(0.36)	$(0.04)	$0.04	$1.33

(1)
Reflects the anticipated disposition of the U.S base chemicals and polymers business operations pursuant to the Pending U.S. Petrochemical Disposition. Beginning in the second quarter of 2007, the U.S. polymers business will be reported as discontinued operations in accordance with SFAS

  No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The following are summarized results of the U.S. polymers business for the year ended December 31, 2006:

Revenues	$1,504.1
Costs and expenses	1,427.4

Income before income taxes	$76.7

(2)
Reflects the disposition of the U.S. butadiene and MTBE business' operations as a result of the sale transaction.

(3)
Reflects the operations of the textile effects business for periods prior to its acquisition.

(4)
No adjustments were made to income tax expense as we have a full valuation allowance on our net U.S. deferred tax assets.

NOTE: The above pro forma statement of operations does not reflect the expected loss on the Pending U.S. Petrochemical Disposition or the reduction to interest expense resulting from the use of the sale proceeds therefrom.

HUNTSMAN CORPORATION AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

YEAR ENDED DECEMBER 31, 2005

(Dollars in Millions, Except Per Share Amounts)

	Huntsman Corporation	Pro Forma Adjustments(1)	Pro Forma
Revenues	$10,676.9	$(2,207.1)	$8,469.8
Cost of goods sold	9,061.5	(1,978.5)	7,083.0

Gross profit	1,615.4	(228.6)	1,386.8
Operating expenses:
Selling, general and administrative	660.6	(32.5)	628.1
Research and development	95.5		95.5
Other operating expense	30.2	0.4	30.6
Restructuring, impairment and plant closing costs	114.1	(6.0)	108.1

Total expenses	900.4	(38.1)	862.3

Operating income	715.0	(190.5)	524.5
Interest expense, net	(426.6)		(426.6)
Loss on accounts receivable securitization program	(9.0)		(9.0)
Equity in income of unconsolidated affiliates	8.2		8.2
Loss on early extinguishment of debt	(322.5)		(322.5)
Other expense	(0.1)		(0.1)

Loss from continuing operations before income taxes and minority interest	(35.0)	(190.5)	(225.5)
Income tax benefit	6.1	— (2)	6.1
Minority interest in subsidiaries' income	(1.7)		(1.7)

Loss from continuing operations	$(30.6)	$(190.5)	$(221.1)

Basic and diluted loss per share:
Loss from continuing operations	$(0.33)	$(0.87)	$(1.20)

(1)
Reflects the anticipated disposition of the U.S base chemicals and polymers business operations pursuant to the Pending U.S. Petrochemical Disposition. Beginning in the second quarter of 2007, the U.S. polymers business will be reported as discontinued operations in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The following are summarized results of the U.S. polymers business for the year ended December 31, 2005:

Revenues	$1,436.5
Costs and expenses	1,319.6

Income before income taxes	$116.9

(2)
No adjustments were made to income tax expense as we have a full valuation allowance on our net U.S. deferred tax assets.

NOTE: The above pro forma statement of operations does not reflect the expected loss on the Pending U.S. Petrochemical Disposition or the reduction to interest expense resulting from the use of the sale proceeds therefrom.

HUNTSMAN CORPORATION AND SUBSIDIARIES

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

YEAR ENDED DECEMBER 31, 2004

(Dollar in Millions, Except Per Share Amounts)

	Huntsman Corporation	Pro Forma Adjustments(1)	Pro Forma
Revenues	$9,562.5	$(1,945.9)	$7,616.6
Cost of goods sold	8,358.7	(1,811.4)	6,547.3

Gross profit	1,203.8	(134.5)	1,069.3
Operating expenses:
Selling, general and administrative	638.8	(51.5)	587.3
Research and development	96.2		96.2
Other operating income	(77.0)	1.2	(75.8)
Restructuring, impairment and plant closing costs	282.9	(8.9)	274.0

Total expenses	940.9	(59.2)	881.7

Operating income	262.9	(75.3)	187.6
Interest expense, net	(612.6)		(612.6)
Loss on accounts receivable securitization program	(13.3)		(13.3)
Equity in income of unconsolidated affiliates	4.0		4.0
Loss on early extinguishment of debt	(25.6)		(25.6)
Other expense	(0.2)		(0.2)

Loss from continuing operations before income taxes and minority interest	(384.8)	(75.3)	(460.1)
Income tax benefit	72.0	— (2)	72.0
Minority interest in subsidiaries' income	(7.2)		(7.2)

Loss from continuing operations	$(320.0)	$(75.3)	$(395.3)

Basic and diluted loss per share:
Loss from continuing operations	$(1.85)	$(0.34)	$(2.19)

(1)
Reflects the anticipated disposition of the U.S base chemicals and polymers business operations pursuant to the Pending U.S. Petrochemical Disposition. Beginning in the second quarter of 2007, the U.S. polymers business will be reported as discontinued operations in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The following are summarized results of the U.S. polymers business for the year ended December 31, 2004:

Revenues	$1,185.8
Costs and expenses	1,164.2

Income before income taxes	$21.6

(2)
No adjustments were made to income tax expense as we have a full valuation allowance on our net U.S. deferred tax assets.

NOTE: The above pro forma statement of operations does not reflect the expected loss on the Pending U.S. Petrochemical Disposition or the reduction to interest expense resulting from the use of the sale proceeds therefrom.

HUNTSMAN CORPORATION AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

AS OF MARCH 31, 2007

(Dollars in Millions)

	Huntsman Corporation	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$143.5	$689.9	(2)	$833.4
Accounts receivable, net	1,385.1			1,385.1
Accounts receivable from affiliates	15.7			15.7
Inventories, net	1,581.8	(201.7	)(1)	1,380.1
Prepaid expenses	46.2			46.2
Deferred income taxes	62.9			62.9
Other current assets	170.5			170.5

Total current assets	3,405.7	488.2		3,893.9
Property plant and equipment, net	4,106.7	(642.6	)(1)	3,464.1
Investment in unconsolidated affiliates	212.7			212.7
Intangible assets, net	186.2			186.2
Goodwill	91.7			91.7
Deferred income taxes	208.3	69.7	(4)	278.0
Other noncurrent assets	402.1	(67.2	)(1)	334.9

Total assets	$8,613.4	$(151.9)		$8,461.5

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,104.5			$1,104.5
Accounts payable to affiliates	12.4			12.4
Accrued liabilities	821.6	$(7.5	)(1)
		(13.5	)(3)	800.6
Deferred income taxes	8.1			8.1
Current portion of long-term debt	178.8	(0.5	)(1)	178.3

Total current liabilities	2,125.4	(21.5)		2,103.9
Long-term debt	3,516.0	(2.4	)(1)	3,513.6
Deferred income taxes	193.5			193.5
Other noncurrent liabilities	963.8	(1.3	)(1)	962.5

Total liabilities	6,798.7	(25.2)		6,773.5

Minority interests	30.3			30.3
Stockholders' equity
Common stock	2.2			2.2
Mandatory convertible preferred stock	287.5			287.5
Additional paid-in capital	2,810.5			2,810.5
Unearned stock-based compensation	(19.2)			(19.2)
Accumulated deficit	(1,255.4)	(126.7	)(4)	(1,382.1)
Accumulated other comprehensive loss	(41.2)			(41.2)

Total stockholders' equity	1,784.4	(126.7)		1,657.7

Total liabilities and stockholders' equity	$8,613.4	$(151.9)		$8,461.5

(1)
Reflects the anticipated disposition of the U.S. base chemicals and polymers business pursuant to the Pending U.S. Petrochemical Disposition.

HUNTSMAN CORPORATION AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED) (Continued)

AS OF MARCH 31, 2007

(Dollars in Millions)

(2)
Reflects the net sale consideration in connection with the Pending U.S. Petrochemical Disposition, based on March 31, 2007 book inventory amounts. The net sale consideration will change based on the actual value of the inventory on the respective closing dates with respect to each business.

(3)
Reflects the adjustment of liabilities associated with the Pending U.S. Petrochemical Disposition.

(4)
Reflects the preliminary loss on the Pending U.S. Petrochemical Disposition as of March 31, 2007, net of taxes of $69.7 million. This loss on the Pending U.S. Petrochemical Disposition is based on March 31, 2007 balance sheet amounts and does not include anticipated capital expenditures that will be required to rebuild the Port Arthur, Texas, olefins manufacturing facility that was damaged by fire.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 1,200,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

        Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Our senior credit facilities and indentures impose restrictions on our ability to declare dividends with respect to our common stock. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

        Our certificate of incorporation authorizes our board of directors, without stockholder approval, to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the number of shares in that series and the terms, rights and limitations of that series.

        The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. The issuance of shares of preferred stock may discourage third-party bids for our common stock or may otherwise adversely affect the market price of the common stock. In addition, the preferred stock may enable our board of directors to make more difficult or to discourage attempts to obtain control of our company through a hostile tender offer, proxy contest, merger or otherwise, or to make changes in our management.

Mandatory Convertible Preferred Stock

        Our mandatory convertible preferred stock constitutes a single series of our preferred stock, consisting of 5,750,000 shares, all of which are issued and outstanding. The holders of our mandatory convertible preferred stock have no preemptive rights. All shares of our mandatory convertible preferred stock are fully paid and non-assessable. Our mandatory convertible preferred stock ranks senior to our shares of common stock as to payment of dividends and distributions of assets upon our dissolution, liquidation or winding up.

        Each share of our mandatory convertible preferred stock, unless previously converted, will automatically convert on February 16, 2008 into a number of shares of our common stock unless, prior to such date, (1) we have caused the conversion of our mandatory convertible preferred stock; (2) the holders of mandatory convertible preferred stock have converted their shares; (3) the mandatory convertible preferred stock has been converted in a merger or consolidation.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

        In addition to the provisions of the Merger Agreement, certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction alternative to the Merger and, therefore, your ability to sell your shares at a price higher than contemplated by the Merger. See "Risk Factors—Risks Related to the Ownership of Our Common Stock."

  Classified Board

        Our certificate of incorporation provides that our board of directors is to be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation and bylaws provide that the number of directors is to be fixed from time to time exclusively pursuant to a resolution adopted by the board, but our certificate of incorporation provides that our board of directors must consist of not less than three nor more than fifteen directors.

  Removal of Directors; Vacancies

        Under the Delaware General Corporation Law ("DGCL") and our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. In addition, our certificate of incorporation and bylaws also provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

  No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

        Our certificate of incorporation prohibits stockholder action by written consent. Our bylaws also provide that, except as otherwise provided by law and subject to the rights of any holders of a class or series of stock having a preference over the common stock, special meetings of our stockholders may be called only by the chairman of our board or a majority of the total number of authorized directors, whether or not there is any vacancy in previously authorized directorships.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our corporate secretary.

        Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Conflicts of Interest

        Our amended and restated bylaws renounce certain interests or expectancies that we have in, or right to be offered an opportunity to participate in, specified business opportunities offered to any director who is not an officer or employee and who is either affiliated with the persons named under the section "Selling Stockholders" or is specifically allowed by the board to participate in such opportunities. These directors and their affiliates have the right to engage in and no duty to refrain from engaging in:

  •
  a corporate opportunity that does not relate primarily to the chemical business or any other line of business that we or our affiliates now engage in or propose to engage in; or

  •
  a corporate opportunity presented to a director before being presented to us and not presented to the director in his capacity as one of our directors.

        Subject to their fiduciary duties to us, these directors may have conflicts of interest with us a result of these opportunities and may compete with us.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder without the prior approval of our board of directors or the subsequent approval of our board of directors and our stockholders. In connection with our board of directors' approval of the Merger Agreement with Hexion, they approved the proposed business combination with Hexion and its acquisition of our common stock in connection therewith. The Merger Agreement also provides that we will not waive application of Section 203 of the DGCL with respect to any other transaction. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions may prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "HUN."

Transfer Agent and Registrar

        The Bank of New York is the transfer agent and registrar for our common stock.

SELLING STOCKHOLDERS

        The "selling stockholders" may include MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P., who are beneficiaries of HMP Equity Trust (our largest stockholder) and to each of whom we have granted registration rights (the "Matlin Partnerships"). The particular selling stockholders will be named in the applicable prospectus supplement, along with information regarding the beneficial ownership of our common stock by such selling stockholders as of the date of the applicable prospectus supplement, the number of shares being offered by such selling stockholders and the number of shares beneficially owned by such selling stockholders after the applicable offering. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

        The Matlin Partnerships are party to a number of agreements which relate to us or our shares of common stock, including a trust agreement (as amended, the "Trust Agreement") with respect to HMP Equity Trust, our largest stockholder which holds shares of our common stock, a Voting Agreement relating to the Merger and a registration rights agreement (the "Registration Rights Agreement"). The Trust Agreement provides the Matlin Partnerships or their affiliates with various rights, including the right to approve certain fundamental transactions relating to us and the right to designate two members of our board of directors. Since October of 2004 each of David J. Matlin and Christopher R. Pechock have served on our board of directors as designees of the Matlin Partnerships. Under the Voting

Agreement binding the Matlin Partnerships, the Matlin Partnerships have agreed, among other things, to cause any shares of our common stock beneficially owned by them as of the applicable record date to be voted, and to consent to the voting by HMP Equity Trust of any shares held by it, (i) in favor of the Merger and the adoption of the Merger Agreement and (ii) against any competing proposal. Under such Voting Agreement, the Matlin Partnerships have also agreed to retain in HMP Equity Trust at least 19,870,000 shares of our common stock beneficially owned by them through the closing of the Merger. Such 19,870,000 shares may be sold if we agree that certain criteria are satisfied or if the new owner grants all voting rights with respect to the purchased shares to HMP Equity Trust or to Jon M. Huntsman. Under the Registration Rights Agreement, among other things, we have granted to certain of our stockholders, including the Matlin Partnerships, demand and piggyback registration rights (including, without limitation, rights to demand shelf registration statements) for shares of our common stock beneficially owned by them.

        The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the Matlin Partnerships as of the date of this prospectus. The information is based on information provided by or on behalf of the Matlin Partnerships. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the Matlin Partnerships.

	Shares Beneficially Owned(1)
Selling Stockholder
	Number	Percent(2)
MatlinPatterson Global Opportunities Partners L.P.	104,814,387	47.2%
MatlinPatterson Global Opportunities Partners B, L.P.	104,814,387	47.2%
MatlinPatterson Global Opportunities Partners (Bermuda) L.P.	104,814,387	47.2%

(1)
Each of MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. are beneficiaries of HMP Equity Trust, the direct owner of 104,814,387 shares of our common stock. The Matlin Partnerships are controlled by David J. Matlin and Mark R. Patterson through MatlinPatterson Global Advisers LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Partners LLC and MatlinPatterson LLC (collectively, the "Matlin Parties"). Huntsman Family Holdings Company LLC, an entity controlled by Jon M. Huntsman, is the other beneficiary of HMP Equity Trust. The terms of the agreement governing HMP Equity Trust permit the Matlin Partnerships to sell 76,849,062 shares of our common stock (or approximately 34.6% of our outstanding common stock) prior to the completion of the Merger. Such stockholders have the right to dispose of such shares, subject to a requirement in the applicable Voting Agreement that such stockholders retain in HMP Equity Trust at least 19,870,000 shares through the closing of the Merger. Such 19,870,000 shares may be sold if we agree that certain criteria are satisfied or if the new owner grants all voting rights with respect to the purchased shares to HMP Equity Trust or to Jon M. Huntsman. Jon M. Huntsman, Peter R. Huntsman, Christopher R. Pechock and David J. Matlin share voting control of the shares of our common stock held by HMP Equity Trust. Specifically, Jon M. Huntsman and Peter R. Huntsman control the voting of the shares of our common stock held directly by HMP Equity Trust, provided that the shares will not be voted in favor of certain fundamental corporate actions (including the Merger) without the consent of the Matlin Partnerships, through its representatives David J. Matlin and Christopher R. Pechock. David J. Matlin, Mark R. Patterson, Christopher R. Pechock, the Matlin Partnerships and the other Matlin Parties disclaim beneficial ownership of all of the shares held by HMP Equity Trust that are allocated to the beneficial interest of Huntsman Family Holdings Company LLC. The address of each selling stockholder is c/o MatlinPatterson Global Advisers LLC, 520 Madison Avenue, New York, New York 10022.

(2)
Percentages are based on 221,913,556 shares of common stock issued and outstanding as of June 25, 2007.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock covered by this prospectus for the selling stockholders. The selling stockholders may effect the distribution of common stock from time to time in one or more transactions, including: at a fixed price or at prices that may have changed; at market prices prevailing at the time of sale; at prices relating to such prevailing market prices; or at negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

        The selling stockholders may negotiate and pay underwriters' or broker-dealers' commissions, discounts or concessions for their services as applicable. Underwriters or broker-dealers engaged by the selling stockholders may allow other underwriters or broker-dealers to participate in resales.

        The common stock may be sold in one or more of the following types of transactions:

        (a)   A sale to one or more underwriters for resale to the public or to institutional investors in one or more transactions. If a selling stockholder notifies us of any material arrangement that it has entered into with an underwriter(s), we will execute an underwriting agreement with such underwriter(s) and file a prospectus supplement, if required, pursuant to Rule 424(b) under the Securities Act. In that prospectus supplement, we will disclose the terms of the offering of common stock, including the name or names of any underwriters, dealers or agents and the amounts of securities underwritten and purchased by each of them. The prospectus supplement will also disclose the public offering price of the securities and the proceeds to the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The selling stockholders and any underwriters involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. In addition, the underwriters' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If a selling stockholder qualifies as an "underwriter," it will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.

        (b)   A block trade in which a selling stockholder will engage a broker-dealer as agent, who will then attempt to sell the common stock, or position and resell a portion of the block, as principal, in order to facilitate the transaction;

        (c)   Derivative transactions with third parties, if the applicable prospectus supplement indicates, in connection with those derivatives, that third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by a selling stockholder or borrowed from a selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from a selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

        (d)   Other hedging transactions, whereby the selling stockholders may:

          (i)    enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from the selling stockholders to close out its short positions;

          (ii)   sell common stock short itself and redeliver such shares to close out its short positions;

        (e)   Sales to third parties who may deliver the common stock upon exchange of exchangeable securities issued by such third parties or their affiliates. Such transactions may be combined with other transactions of the types described above. In particular, such third parties or their affiliates may engage in sales of common stock (including short sales) to hedge their position prior to the exchange of their exchangeable securities and may deliver shares of common stock covered by this prospectus to close out any short positions created in connection with those sales.

        (f)    Ordinary broker's transactions and transactions in which the broker solicits purchasers; and

        (g)   privately negotiated transactions.

        In addition to selling its common stock under this prospectus, a selling stockholder may:

        (a)   transfer its common stock in other ways not involving market maker or established trading markets, including directly by gift, distribution, or other transfer;

        (b)   sell its common stock under Rule 144 or Rule 145 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144 or Rule 145; or

        (c)   sell its common stock by any other legally available means.

        For any particular offering pursuant to the shelf registration statement of which this prospectus is a part:

        (a)   an underwriter may allow, and dealers may reallow, concessions on sales to certain other dealers, and such concessions may be changed from time to time;

        (b)   we and the selling stockholders may agree to indemnify an underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments an underwriter may be required to make in connection with these liabilities; and

        (c)   we may agree, subject to certain exceptions, that for a certain period from the date of the prospectus supplement under which the securities are offered, we will not, without the prior written consent of an underwriter, offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock. However, an underwriter, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

        In connection with any particular offering pursuant to the shelf registration statement of which this prospectus is a part, an underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price.

  •
  Over-allotment transactions involve sales by an underwriter of shares in excess of the number of shares an underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. An underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If an underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by an underwriter, or selling group member, if any, participating in any particular offering and an underwriter participating in any particular offering may distribute prospectuses electronically. Any representatives may agree to allocate a number of shares to an underwriter and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by an underwriter and selling group members that will make internet distributions on the same bases as other allocations.

        Any selling stockholder who is a "broker dealer" will be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder purchased its shares in the ordinary course of business, and at the time of its purchase of the shares to be resold, did not have any view to or arrangements or understandings, directly or indirectly, with any person to distribute the shares. The selling stockholders have each informed us that they are not registered broker dealers.

        Pursuant to a registration rights agreement with the selling stockholders, we have agreed to pay certain costs, expenses and fees in connection with this registration of common stock. The selling stockholders will pay any underwriting discounts, selling commissions or other minor expenses.

LEGAL MATTERS

        The validity of the common stock will be passed upon for us by Stoel Rives LLP, Salt Lake City, Utah.

EXPERTS

        The consolidated financial statements, the related financial statement schedules, and management's report on the effectiveness of internal control over financial reporting of Huntsman Corporation and subsidiaries incorporated in this prospectus by reference from Huntsman Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include explanatory paragraphs referring to (i) the presentation of the consolidated financial statements as if Huntsman Holdings LLC and Huntsman Corporation were combined for all periods presented, (ii) the adoption of FASB Interpretation Nos. 46R and 47 during 2005 and FASB Statement No. 158 during 2006, and (iii) the company's change in measurement date for its pension and other postretirement benefit plans during 2005, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an adverse opinion on the effectiveness of internal control over financial reporting because of a material weakness), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The combined financial statements for the Textile Effects Business of Ciba Specialty Chemicals Holding Inc. incorporated by reference in this prospectus and registration statement on Form S-3 have been audited by Ernst & Young Ltd, independent auditors, as stated in their report which is incorporated herein by reference (which contains explanatory paragraphs relating to i) the adoption of the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" as of January 1, 2003 and the adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" as of July 1, 2005, and ii) the adoption of Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities" during 2003), and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth our estimates of the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.

Item	Amount
SEC registration fee	$(1)
Legal fees and expenses	(2)
Accounting fees and expenses	(2)
Printing fees	(2)
Miscellaneous	(2)

Total	$(2)

(1)
Omitted because the registration fee is being deferred pursuant to Rule 456(b).

(2)
The amount of these expenses is not presently known.

        In connection with the offering under this registration statement, a portion of the foregoing expenses may be reimbursed to us by the selling stockholders.

Item 15. Indemnification of Directors and Officers

        The Delaware General Corporation Law ("DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

  •
  for breach of duty of loyalty;

  •
  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

  •
  under Section 174 of the DGCL (unlawful dividends); or

  •
  for transactions from which the director derived improper personal benefit.

        Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        We entered into indemnification agreements with our directors and officers in connection with the completion of our initial public offering. Pursuant to these agreements, we agree to provide customary indemnification to our officers and directors against expenses incurred by such persons in connection with their service as directors or officers (as applicable) or in connection with their service at our request as directors, officers, trustees, employees or agents of other entities.

        In addition, in the Agreement and Plan of Merger that we entered into with Hexion Specialty Chemicals, Inc., Hexion has agreed that, without limiting any other rights that any person may have pursuant to any employment agreement, indemnification agreement or other arrangement, who, at or at any time prior to the effective time of the merger contemplated by such agreement (the "Merger"), is or was serving as director or officer of Huntsman or any of its subsidiaries or as a fiduciary under any employee benefit plan of Huntsman or any of our subsidiaries, from the effective time of the Merger for a period of six years, Hexion and the surviving corporation will, jointly and severally and to the fullest extent permitted by law, honor all obligations to indemnify (including any obligations to advance funds for expenses) such persons for acts or omissions by such persons occurring or existing prior to, at or after the effective time of the Merger (whether asserted or claimed prior to, at or after the effective time), and such indemnification obligations will survive the Merger and will continue in full force and effect in accordance with the terms of such employment agreement, indemnification agreement or other arrangement from the effective time of the Merger until the six year anniversary of the effective time of the Merger with respect to any claims against such persons arising out of such acts or omissions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

        In the opinion of the Securities and Exchange Commission indemnification provisions that purport to include indemnification for liabilities arising under the Securities Act are contrary to public policy and are, therefore, unenforceable.

Item 16. Exhibits

(a)
Exhibits.

Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
2.1
Asset Purchase Agreement dated February 15, 2007 among Flint Hills Resources, LLC, Huntsman International LLC, Huntsman Petrochemical Corporation, Huntsman International Chemicals Corporation, Huntsman Polymers Holdings Corporation, Huntsman Expandable Polymers Company, LLC, Huntsman Polymers Corp. and Huntsman Chemical Company of Canada, Inc. (incorporated by reference to Exhibit 2.1 of our current report on Form 8-K filed on February 20, 2007)
2.2
Amended and Restated Asset Purchase Agreement dated June 22, 2007 among Flint Hills Resources, LP, Flint Hills Resources, LLC, Huntsman International LLC, Huntsman Petrochemical Corporation, Huntsman International Chemicals Corporation, Huntsman Polymers Holdings Corporation, Huntsman Expandable Polymers Company, LC, Huntsman Polymers Corp. and Huntsman Chemical Company of Canada, Inc. (incorporated by reference to Exhibit 2.1 of our current report on Form 8-K filed on June 25, 2007).
2.3
Agreement and Plan of Merger dated as of July 12, 2007 by and among Hexion Specialty Chemicals, Inc., Nimbus Merger Sub Inc. and Huntsman Corporation (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on July 13, 2007)
4.1	Form of stock certificate of Huntsman Corporation (incorporated by reference to Exhibit A to Exhibit 3.01 to the registration statement on Form S-1 of Huntsman Corporation (File No. 333-120749))

4.2
Form of mandatory convertible preferred stock certificate of Huntsman Corporation (incorporated by reference to Exhibit A to Exhibit 3.01 to the current report on Form 8-K of Huntsman Corporation filed February 16, 2005 (File No. 001-32427))
4.3	Form of Restricted Stock Agreement for Outside Directors (incorporated by reference to Exhibit 4.7 of our registration statement on Form S-8 filed February 10, 2006 (File No. 333-131729))
4.4
Amended and Restated Registration Rights Agreement, dated as of July 12, 2007, by and among Huntsman Corporation, Huntsman Family Holdings Company LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and the other stockholders of Huntsman Corporation named therein (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 13, 2007)
5.1**	Opinion and consent of Stoel Rives LLP regarding legality of securities being registered
23.1**	Consent of Deloitte & Touche LLP
23.2**	Consent of Ernst & Young Ltd
23.3**	Consent of Stoel Rives LLP (included in the opinion filed as Exhibit 5.1)
24.1**	Power of Attorney (included on signature page)
99.1
Combined Financial Statements of the Textile Effects Business of Ciba Specialty Chemicals Holding Inc. (incorporated by reference to Exhibit 99.1 to the registration statement on Form S-3 of Huntsman Corporation filed June 26, 2007 (File No. 333-144043))
99.2**	Voting Agreement, dated as of July 12, 2007, by and among Hexion Specialty Chemicals, Inc., The Jon and Karen Huntsman Foundation, Fidelity Charitable Gift Fund and Jon M. Huntsman.
99.3**
Voting Agreement, dated as of July 12, 2007, by and among Hexion Specialty Chemicals, Inc., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

*
The Company will file as an exhibit to a Current Report on Form 8-K any underwriting agreement relating to securities offered hereby.

**
Filed herewith.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

          (i)    Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

          (ii)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

        (5)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (6)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (7)   That

          (i)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (ii)   For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake City, State of Utah, on July 31, 2007.

HUNTSMAN CORPORATION
By:	/s/ PETER R. HUNTSMAN Peter R. Huntsman President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned officers and directors of Huntsman Corporation, hereby severally constitute and appoint Peter R. Huntsman, J. Kimo Esplin and Samuel D. Scruggs, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ PETER R. HUNTSMAN Peter R. Huntsman	Director, President and Chief Executive Officer (principal executive officer)	July 31, 2007.
By:	/s/ J. KIMO ESPLIN J. Kimo Esplin	Chief Financial Officer (principal financial officer)	July 31, 2007.
By:	/s/ L. RUSSELL HEALY L. Russell Healy	Controller (principal accounting officer)	July 31, 2007.
By:	/s/ JON M. HUNTSMAN Jon M. Huntsman	Director, Chairman	July 31, 2007.

By:	/s/ H. WILLIAM LICHTENBERGER H. William Lichtenberger	Director	July 31, 2007.
By:	/s/ RICHARD MICHAELSON Richard Michaelson	Director	July 31, 2007.
By:	/s/ DAVID J. MATLIN David J. Matlin	Director	July 31, 2007.
By:	/s/ MARSHA J. EVANS Marsha J. Evans	Director	July 31, 2007.
By:	/s/ CHRISTOPHER R. PECHOCK Christopher R. Pechock	Director	July 31, 2007.
By:	/s/ NOLAN D. ARCHIBALD Nolan D. Archibald	Director	July 31, 2007.
By:	/s/ ALVIN V. SHOEMAKER Alvin V. Shoemaker	Director	July 31, 2007.
By:	/s/ WAYNE A. REAUD Wayne A. Reaud	Director	July 31, 2007.

EXHIBIT INDEX

Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
2.1
Asset Purchase Agreement dated February 15, 2007 among Flint Hills Resources, LLC, Huntsman International LLC, Huntsman Petrochemical Corporation, Huntsman International Chemicals Corporation, Huntsman Polymers Holdings Corporation, Huntsman Expandable Polymers Company, LLC, Huntsman Polymers Corp. and Huntsman Chemical Company of Canada, Inc. (incorporated by reference to Exhibit 2.1 of our current report on Form 8-K filed on February 20, 2007)
2.2
Amended and Restated Asset Purchase Agreement dated June 22, 2007 among Flint Hills Resources, LP, Flint Hills Resources, LLC, Huntsman International LLC, Huntsman Petrochemical Corporation, Huntsman International Chemicals Corporation, Huntsman Polymers Holdings Corporation, Huntsman Expandable Polymers Company, LC, Huntsman Polymers Corp. and Huntsman Chemical Company of Canada, Inc. (incorporated by reference to Exhibit 2.1 of our current report on Form 8-K filed on June 25, 2007).
2.3
Agreement and Plan of Merger dated as of July 12, 2007 by and among Hexion Specialty Chemicals, Inc., Nimbus Merger Sub Inc. and Huntsman Corporation (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on July 13, 2007)
4.1	Form of stock certificate of Huntsman Corporation (incorporated by reference to Exhibit A to Exhibit 3.01 to the registration statement on Form S-1 of Huntsman Corporation (File No. 333-120749))
4.2
Form of mandatory convertible preferred stock certificate of Huntsman Corporation (incorporated by reference to Exhibit A to Exhibit 3.01 to the current report on Form 8-K of Huntsman Corporation filed February 16, 2005 (File No. 001-32427))
4.3	Form of Restricted Stock Agreement for Outside Directors (incorporated by reference to Exhibit 4.7 of our registration statement on Form S-8 filed February 10, 2006 (File No. 333-131729))
4.4
Amended and Restated Registration Rights Agreement, dated as of July 12, 2007, by and among Huntsman Corporation, Huntsman Family Holdings Company LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and the other stockholders of Huntsman Corporation named therein (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 13, 2007)
5.1**	Opinion and consent of Stoel Rives LLP regarding legality of securities being registered
23.1**	Consent of Deloitte & Touche LLP
23.2**	Consent of Ernst & Young Ltd
23.3**	Consent of Stoel Rives LLP (included in the opinion filed as Exhibit 5.1)
24.1**	Power of Attorney (included on signature page)
99.1
Combined Financial Statements of the Textile Effects Business of Ciba Specialty Chemicals Holding Inc. (incorporated by reference to Exhibit 99.1 to the registration statement on Form S-3 of Huntsman Corporation filed June 26, 2007 (File No. 333-144043))
99.2**	Voting Agreement, dated as of July 12, 2007, by and among Hexion Specialty Chemicals, Inc., The Jon and Karen Huntsman Foundation, Fidelity Charitable Gift Fund and Jon M. Huntsman.

99.3**
Voting Agreement, dated as of July 12, 2007, by and among Hexion Specialty Chemicals, Inc., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

*
The Company will file as an exhibit to a Current Report on Form 8-K any underwriting agreement relating to securities offered hereby.

**
Filed herewith.